NX GLOBAL, INC.

16238 Ranch Rd F-108

Austin, TX 78717

June 21, 2011

Mr. Jeffrey Gordon

United States

Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Gordon,

In response to the comment letter received by NX Global, Inc. on its Form 8-K, filed June 10, 2011, the company acknowledges the following:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David F. LaFave

David F. LaFave
President